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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF AUGUST, 2005

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  August 03, 2005
                                        By:     /s/ Mira Watterman
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                                                Mira Watterman
                                                Executive Assistant to the CEO

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[SHAMIR LOGO]
SHAMIR OPTICAL INDUSTRY LTD
Kibbutz Shamir, Upper Galilee, 12135 Israel
Tel: 972-4-6947810  Fax: 972-4-6951302
E-Mail: shamir_opt@shamir.co.il
http://www.shamir.co.il


Investor Relations Contacts:
Roni Gavrielov / Miri Segal                      Jeff Corbin/Lee Roth
KM / KCSA Investor Relations                     KCSA Worldwide
+972-3-516-7620                                  212-896-1214/212-896-1209
roni@km-ir.co.il/miri@km-ir.co.il                jcorbin@kcsa.com/lroth@kcsa.com

            Shamir Optical Increases Ownership of Shamir Insight Inc.

KIBBUTZ SHAMIR, ISRAEL, AUGUST 4, 2005 - Shamir Optical Industry Ltd (NASDAQ:
SHMR) ("Shamir") today announced that it will purchase an additional 31.3% stake in Shamir Insight Inc. ("SII"), the American distribution center of Shamir, from Severn Confirmers & Forwarders, Ltd. Severn is controlled by a trust whose beneficiaries are certain members of the family of Hilaire van de Veen, the president of SII. The transaction will increase Shamir's stake in SII to 90% from 58.6% (to 81.8% from 53.3% on a fully diluted basis).

Shamir will pay approximately $1.9 million in cash, the equivalent of approximately $2.2 million in newly issued common shares of Shamir, and an annual contingent fee, for a period of five years, based upon the future performance of SII. The number of newly issued shares will be 145,182 and was determined based on a share price of $14.923, the average closing bid price of Shamir's common shares on the NASDAQ National Market for the ten trading days prior to July 31, 2005. The contingent fee is capped at a total amount of approximately $4.8 million. Shamir expects to complete the transaction in the third quarter of 2005.

The closing of the transaction is subject to the approval of, and ratification by, Shamir's board of directors, as well as the approval of the listing of the new common shares on the Tel Aviv Stock Exchange and other customary closing conditions.

ABOUT SHAMIR
Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT
This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed;

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